[American Church Mortgage Company letterhead]

March 27, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

RE:      American Church Mortgage Company
         Registration Statement on Form S-11
         File No. 333-154831

Ladies and Gentlemen:

On behalf of American Church Mortgage Company ("ACMC" or the "Company"), the undersigned hereby requests the withdrawal its previously filed request for acceleration of effectiveness for the above-referenced Registration Statement to 12:00 p.m., Washington D.C. time, on March 27, 2009, or as soon as is practicable thereafter.


Sincerely,

American Church Mortgage Company

By:     /s/ Philip J. Myers
        -------------------
         Philip J. Myers
         Its: Chief Executive Officer

cc:      Mr. Tom Kluck
         Securities and Exchange Commission (via facsimile)